

Mail Stop 3561

November 18, 2016

Peter P. Csapo
Chief Financial Officer
Air Methods Corporation
7301 South Peoria
Englewood, Colorado 80112

> **Re:**   **Air Methods Corporation**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 000-16079**

Dear Mr. Csapo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed August 4, 2016

1. Reference is made to the non-GAAP measure EBITDA referred to in Exhibits 99.1 and 99.2 of your Form 8-K filed on August 4, 2016. You define EBITDA as net income from continuing operations before interest, income taxes, depreciation, amortization, gain or loss on disposition of assets, and discontinued operations. We also note the measure excludes redeemable non-controlling interest. Please be advised earnings is intended to represent net income as presented on the statement of operations under GAAP, and EBITDA should only reflect adjustments for interest, taxes, depreciation, and amortization. In this regard, please revise the title of your non-GAAP financial measure to distinguish it from EBITDA such as Adjusted EBITDA. Refer to Question 103.01 of the C&DIs with respect to Non-GAAP Financial Measures at the SEC website http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

2. In a related matter, please revise to include all disclosures required by Item 10(e)(1)(i) of Regulation S-K, including a statement disclosing why management believes the

presentation of non-GAAP financial measure provides useful information to investors, and to the extent material, a statement disclosing the additional purpose, if any, for which management uses the non-GAAP measure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure